


Modular

Decentralized

National Security

Traffic Management

Data Collection

Customer ROI

Intelligent

Clean Energy

Dynamic LEDs

Heated

Pothole Free

Made in USA

▶ 0:00 / 0:11

SOLAR ROADWAYS

The Dawn of Intelligent Infrastructure

solarroadways.com Sandpoint, ID

Highlights

1 A Completely New Category of Energy: creates energy from all walking/driving surfaces

2 Virtually Unlimited Global Market Potential

3 Multi-featured Intelligent Infrastructure: modular, safety/national security features

4 Just completed first U.S. military base installation

5 Successfully completed seven federal grants: three DOT (funded early R&D) and four DoD

6 Record breaking crowdfunding campaigns raised total of $4.7 million from 165 countries

7 Working with international manufacturing and U.S. nationwide construction companies

8 Patented, patent pending, FCC approved, and Made in America

Team



Scott Brusaw   MSEE, President & CEO, Co-Founder

Scott's been the CEO and Chief Engineer at Solar Roadways since its founding. He brings over 35 years of electrical engineering experience to the team.

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Julie Ann Brusaw   MA, Co-Founder

in X



Alyssa Delbridge   MS, Vice President of Operations

Alyssa works in design, R&D, logistics, installation, & project management. She has degrees in environmental science & chemistry.

linkedin.com in



Michael Morris   MBA Engineering and Financial Consultant

in

Reimagining Pavement

Solar Roadways® combines Intelligence + Infrastructure + Energy Generation for virtually all walking and driving surfaces. Aesthetically pleasing with comprehensive features, the modular Solar Road Panels include benefits for national security, infrastructure safety and maintenance, and modernizing the grid.



Before the invention of Solar Roadways, our vast system of roadways and paved surfaces were just sitting there baking in the sun, waiting for the opportunity to become intelligent and contribute to our clean energy future. Solar Road Panels can transform virtually any surface into a virtual power plant by collecting clean solar energy. Rapidly fading static painted lines and signage are replaced by up to 16-million colors of dynamic embedded LEDs to create dynamic lines, verbiage, and graphics. Embedded heating elements improve winter safety in snowy regions for vehicles and pedestrians. This smart surface technology comes with a microprocessor in every panel, giving them the ability to collect and transmit data, communicate with vehicles, aid them the ability to collect and transmit data, communicate with vehicles, aid in traffic management, and more.

Our calculations show that even with extremely conservative numbers, Solar Roadways could exceed the energy needs of the U.S. by transforming existing walking/driving surfaces. With demand for grid innovation and infrastructure spending at an all-time high, Solar Roadways is positioned to scale globally and tap into the multibillion-dollar infrastructure market.

Innovative Design Changes in New Solar Road Panel Model SR5

The SR5 represents years of iterative engineering of our Solar Road Panel technology — each previous generation informing the next, culminating in our most capable system yet.



The intelligence is now in a Brain Box external to the panel, so upgrades no longer need to involve the whole panel. Two important changes have been made to dissipate summer heat in hot climates: The black circuit boards have been changed to white, and the rubber bases have been replaced with a new aluminum design.



Aluminum has replaced glass on the back side of the panel too – panel weight has been reduced from 75 pounds to 35 pounds.

A new cabling system has been created, along with a Consolidator Box designed to distribute power and speed up installation.

As a quick visual, the animation below shows a simplified look at an SR5 Solar Road Panel installation.



OUR TECHNOLOGY

Solar Panels Designed for Walking and Driving Surfaces

Normal solar panels can't even be walked on, but Solar Road Panels are specially engineered to support the weight of 250,000 pound vehicles. Solar Road Panels generate clean energy from roads, sidewalks, and parking lots - spaces where traditional panels can't go. It's a revolutionary way to turn millions of underutilized surfaces into power producers.



Smart, Modular Pavement That Does More Than Pave

Solar Road Panels are a modular, intelligent pavement system designed to do far more than traditional road surfaces. They feature onboard microprocessors, integrated heating to prevent snow and ice accumulation, LEDs for customizable guidance and signage, and real-time diagnostics to

LEDs for customizable guidance and signage, and real-time diagnostics to monitor panel health— thus reimagining what infrastructure can be.

The System and its Parts

Solar Road Panels have been designed with 4 primary features:

Clean Energy

Each SR5 Solar Road Panel contains 48.94-watts worth of high efficiency (23.7%) solar cells. We'll be able to easily upgrade them as the solar industry creates more efficient cells. Unlike asphalt, which just wastes the sun's energy, Solar Road Panels convert much of that energy into electricity.



Solar cells create DC energy. The Solar Roadways system uses microinverters, which convert the DC energy into AC energy to run homes or businesses. The microinverters also prevent widespread power loss due to shading. For instance, if a car parks on a solar parking lot, only the panels beneath the vehicle are affected. The surrounding panels, still exposed to the sun, continue working normally. We designed our system with this in mind.

Using conservative numbers, we've calculated here that if all the roads in the lower 48 states were converted to Solar Roadways, we could produce over three times the amount of electricity that the U.S. currently uses annually. With the expected upcoming energy demand from AI added to current needs, planning for massive energy generation is imperative.

Heating

Each SR5 Solar Road Panel contains its own independently operated heating system. The system consists of four temperature sensors located in the four quadrants of the hexagon:



A
B

Traffic Management
Data Collection
Customer ROI
Heated
Pothole Free
Made in USA
0:00 / 0:11

SOLAR ROADWAYS

The Dawn of Intelligent Infrastructure

solarroadways.com Sandpoint, ID

Highlights

1   A Completely New Category of Energy: creates energy from all walking/driving surfaces

2   Virtually Unlimited Global Market Potential



Illumination



Each SR5 Solar Road Panel contains 300 LEDs: an equal amount (60) of red, green, blue, white, and yellow. These LEDs are arranged in 60 clusters, spaced 3-4 inches apart. The purpose of the LEDs is to create road lines, parking lot lines, graphics, verbiage, etc., without relying on paint.

Since the five different colored LEDs are in very close proximity, color mixing easily takes place. Activating the blue and green LEDs creates aqua, red and blue make magenta, green and yellow create lime, etc.



The SR5 Solar Road Panel also contains a light sensor that is monitored by the microprocessor. The light sensor detects the ambient brightness of the sun, and the microprocessor adjusts the intensity level of the LEDs accordingly: the brighter the sun, the brighter the LEDs.

Intelligence

The heart of the Solar Road Panel is the "Brain Box" plugged into the back of the panel. This device contains the microprocessor and all control circuitry. It provides power to the heating elements and instructs the LED drivers in the panel which LEDs to illuminate and at what intensity.



The microprocessor reads the sensors located in the panel. The SR5 contains four temperature sensors and one ambient light sensor. The microprocessor uses this information to determine when to activate the heating traces and to adjust the intensity of the LEDs.

The microprocessor has a built-in radio to communicate wirelessly with surrounding panels or any device with a similar radio configuration (a computer for instance). This is how the panels receive new LED patterns, heating configurations, etc. It is also how the user collects information from the sensors in the panels.

Each Brain Box has over 500KB of non-volatile memory, allowing the storage of over 8000 different LED patterns or any other type of data.

In essence, the SR5 is a computer on a wireless network. This network can be a driveway, a parking lot, a bike path, a playground, an airport, a road, etc.



The Solar Road Panel is intelligent infrastructure in the truest sense.

All these improvements were made with the goal to streamline production and installation as we prepare for mass manufacturing.

Solar Roadways Implementation Roadmap

From prototype to the fast lane of the freeway



Solar Roadways Modernizes with Modular Intelligent Infrastructure

The current grid and infrastructure are outdated. The over 4 million miles of roadway in the US has received a "D" on the 2025 report card from the American Society of Civil Engineers. They say, "Federal, state, and local governments will need to prioritize strategic investments dedicated to improving and preserving roadway conditions that increase public safety on the system we have in place, as well as plan for the roadways of the future, which will need to account for connected and autonomous vehicles".https://2021.infrastructurereportcard.org/cat-item/roads-infrastructure/

This is easy to confirm with our own eyes and vehicles as we drive the country dodging potholes and waiting in construction zones. According to AAA, "damage caused by potholes cost drivers a staggering $26.5 billion in 2021 alone". https://newsroom.aaa.com/2022/03/aaa-potholes-pack-a-

2021 alone". https://newsroom.aaa.com/2022/03/aaa-potholes-pack-a-punch-as-drivers-pay-26-5-billion-in-related-vehicle-repairs/

In snowy climates, accidents and falls are a consequence of slippery conditions. According to the Federal Department of Transportation "Over 70 percent of the nation's roads are located in snowy regions". https://ops.fhwa.dot.gov/weather/weather_events/snow_ice.htm They give these statistics: "each year, 24 percent of weather-related vehicle crashes occur on snowy, slushy or icy pavement and 15 percent happen during snowfall or sleet. Over 1,300 people are killed and more than 116,800 people are injured in vehicle crashes on snowy, slushy or icy pavement annually."

https://ops.fhwa.dot.gov/weather/weather_events/snow_ice.htm

The Federal Highway Administration has this to say about painted road lines: "Pavement markings need to be restriped as they lose their visibility over time. Specifically, pavement markings that are made of paint-based materials have a relatively short service life – one to two years."

https://highways.dot.gov/safety/rwd/keep-vehicles-road/horizontal-curve/low-cost-treatments-horizontal-curve-safety-2016-3

We've all seen roads and parking lots with paint so faded, it's hard to know how to navigate. Many people have a hard time seeing painted lines at night, especially when the pavement is wet and headlines are glaring. In snowy areas, road lines often become completely obscured by snow and ice. Paint is also static, meaning it cannot be changed to suit current conditions.



In regard to our energy grid, the Department of Energy stated, "A reliable, resilient, and secure electric grid is vital for national security, economic security, and the growing number of services that Americans rely upon every day. This complex machine spanning the continent is made up of millions of miles of transmission and distribution lines, transformers, sensors, software, communication systems, and other equipment that connect electric power generators to customers. As demand and expectations for electricity evolve, innovations are needed from end-to-end to meet growing challenges and threats, from extreme weather events and cyberattacks to load growth and aging infrastructure."

https://www.energy.gov/topics/electric-grids





The comprehensive innovation by Solar Roadways addresses all these concerns. All walking and driving surfaces can be modernized and become safer, multi-featured, and create energy. They will be internally lit with dynamic LEDs, eliminating the problems with paint. Heating elements will bring winter safety for those 70% of the population living in areas where that matters. Governments and drivers can stop paying for the repairs needed when potholes form. Faster, modular road maintenance means less time for us all sitting in traffic, wasting gas... and our time.

How Solar Road Panels (SRPs) Can Make the World a Safer Place





Illumination

Dynamic LEDs replace paint to improve visibility at night and in snowy winters and markings are instantly changeable.

Heating

Embedded heating elements prevent snow and ice accumulation and help prevent falls and accidents.



Traffic Management



The SR system knows where each vehicle is on the road. It can alert drivers to potential hazards and prevent accidents and traffic jams.

Decentralization

Solar Roadways makes a decentralized power grid, which is resilient against disruptions from natural disasters and terrorism.



Environmental Protection



Clean energy protects our air and water. Stormwater can be trapped and treated in Cable Corridors. The need for road salts is eliminated.

We can create a modular, intelligent infrastructure system that can modernize our electrical grid, our walking and driving surfaces, our military bases, and our airports. The public and private sectors and government entities will reach new levels of intelligence, safety, sustainability, resilience, and national security in these uncertain times.

It's time to drive into the future...

FUTURE ENHANCEMENTS

The Roadway that is made for Electric and Autonomous Vehicles

Solar Road Panels are intelligent and can help pave the way for autonomous vehicles (AVs) by communicating with the vehicle and giving it real time information from the Solar Road Panels, thus helping the AV avoid accidents, detour around potential traffic problems, and even steer the vehicle with more accuracy. Anticipating the research and development on this topic, we've already purchased a 1/6 scale autonomous vehicle to interact with Solar Road Panels. Once that research is completed, we'll be ready to collaborate with autonomous vehicle companies. Some have already reached out.



While many companies make dynamic chargers for electric vehicles (EVs), it

While many companies make dynamic chargers for electric vehicles (EVs), it has yet to become practical to deploy them on roads. Solar Roadways can provide the delivery system and has begun collaboration with one of the manufacturers. Eventually, EVs will be able to charge as they drive, eliminating range anxiety and allowing EVs to finally charge on clean energy.

We have to stay focused on our immediate tasks, but once Solar Road Panels are in full production, we're looking forward to being able to turn our attention to this advancement as well.

Disaster Relief

Early in our journey, we realized Solar Road Panels would be much appreciated in disaster torn areas after earthquakes, hurricanes, etc. The panels could be airlifted into a distressed area to become a staging area to provide power, light, and heat to emergency crews. This would be a mobile application that could be set up and torn down quickly. It would be an honor to help people in this way.

Color Roadie

The Colorado Department of Transportation sponsored a contest looking for solutions to pedestrians and bicyclists getting hit by automobiles at dusk. We submitted our Color Roadie proposal and won their contest. The Color Roadie is a small device that can be worn on a necklace, wristband, bicycle, or pet collar. As the device approaches a Solar Road Panel on a bike path, road or other surface, all nearby panels light up is a specified color. The driver may not see a pedestrian in dark clothing or a small dog, but they won't miss the road lighting up in front of them. We look forward to employing this technology in the future, as we believe it has a variety of use cases.





Other Potential Future Projects

When time and funding allows, there are many other worthy pursuits to consider:

- A travel panel to take easily on planes for meetings/exhibits

- An "Advertising Panel" minus the solar to make room for high density LEDs. Some venues will want this for contiguous areas that receive little or no sun especially where there is a desire to use the panels for advertising or highlighting. This application would be ideal for entertainment venues like arenas, stadiums, concert halls, etc.

- We'll likely want more shapes and sizes of panels in the future to meet customer needs/wants.

- We already have many interested customers asking for a modular plug-n-play system for temporary installations. We've had requests for this from military bases, movie premiers, temporary solar dance floors, sporting events, etc.

sporting events, etc.

- Data collection and apps – a whole new world of possibilities will open:





Data Collection and Apps
The intelligence of Solar Roadways ushers in the era of interactive roads
Road Data for Solar Road Panels
Real time weather and light conditions
Traffic conditions
Wildlife presence
Disabled vehicles
Crime
Vehicle weights
Data Alerts
Traffic flow management Quicker response time Increased safety
State Traffic Management Centers
Data analysis
Decision making
Speed adjustments
Road planning
City planning
Apps
Consumer safety
Convenience
Navigation
Parking help
Road becomes navigation display
First Responders

THE MARKET AND OUR TRACTION

The market for Solar Roadways consists of virtually all walking and driving surfaces on earth:



Highway
Crosswalk
Driveway
Helipad
Residential Road
Specialty Parking
Parking Lot
Patio
Walkway
Playground
Sports Court
Bike Path
Sidewalk
Pool Surround
Airport

Infrastructure with a Return on Investment

Unlike standard pavement, Solar Road Panels offer multiple streams of return on investment (ROI). Solar Roadways' features offer ongoing functional and economic value while reducing city maintenance, energy, and insurance costs.

Solar Road Panels (SRPs)
Return on Investment
Energy Generation
• Clean solar energy
• Generate close to homes/businesses
Illuminated Surface
• Dynamic LEDs
• 16-million color options
• Dynamic road & parking lot markings
Snow Removal Savings
• Prevents snow and ice accumulation



- Safety for pedestrians/vehicles
- Lower liability

Construction Savings
- Impervious to potholes
- Quicker cheaper maintenance
- Return of surface to "good as new" condition

Anouncements/Ads
- Parking lots communicate information/advertising
- Flexible markings

Future projections are not guaranteed.

RELEVANT MARKET
PREDICTIONS

SOLAR ROADWAYS	$1.05B by 2030
INTELLIGENT TRANSPORTATION	$90.4B by 2030
DISTRIBUTED ENERGY	$713.90B by 2030
SMART INFRASTRUCTURE	$3,758B by 2030
RENEWABLE ENERGY	$4.86T by 2033
SMART CITIES	$3,758B by 2030

RELEVANT MARKET
PREDICTIONS

CLEAN ENERGY	$1.4T by 2032
SMART TRANSPORTATION	$276.65B by 2029
DECENTRALIZED ENERGY	$107.2B by 2030
SMART HIGHWAYS	$3,758B by 2030
INTELLIGENT INFRASTRUCTURE	$10.08B by 2030
SMART GRIDS	$246.72B by 2032

Future projections are not guaranteed.

Links:

SOLAR ROADWAYS, INTELLIGENT TRANSPORTATION, DISTRIBUTED ENERGY, SMART INFRASTRUCTURE, RENEWABLE ENERGY, SMART CITIES, CLEAN ENERGY, SMART TRANSPORTATION, DECENTRALIZED ENERGY, SMART HIGHWAYS, INTELLIGENT INFRASTRUCTURE, SMART GRIDS

CRITICAL INFRASTRUCTURE

Roads

The U.S. Department of Transportation expressed early interest in the modularity of Solar Roadways and funded our early research and development. Although we have always believed it's smartest to begin with non-critical infrastructure, we realize that roadways will be the key application where all fundamental benefits will coalesce.

Military Bases

We've been approached by several military bases seeking unique applications for our technology.

We just (2025) finished an installation at an Army base in New Hampshire. This included walkways and a portion of a parking lot for vehicle testing.





This particular base is most interested in the heating ability of the panels – to help prevent snow/ice accumulation. The bases we've talked to have a expressed a variety of different problems that Solar Roadways can help with and we're looking forward to working with various bases.

Railroad Companies

Railroad companies have reached out about using Solar Road Panels on train station platforms, along light rail lines, and on railyards. When we were first approached, we were not product ready, now we look forward to revisiting these potential installations.

Utility Companies

Various utility companies have reached out with interest. Early on, people warned us that they would be against us. Our experience has been the opposite. Two of them have expressed interest in installing the panels on their own parking lots. One offered to pay for a community project. We have received nothing but enthusiasm from such companies, and we will be happy to work on projects with them as soon as we are in full production.

Airports

We've been approached by several airports, from small private airfields to major international airports. We believe airports will be one of the greatest use cases for Solar Road Panels. The graphic below illustrates ways we can help them:


Solar Road Panels (SRPs) on Airports and Tarmacs
NAVIGATION
SRPs can guide planes and help pilots more safely navigate the tarmac and give the pilot real time warnings communication from both ground and air
CLEAN ENERGY
SRPs generate solar energy to help offset the massive power requirements of airports.
ENERGY INDEPENDENCE
The airport will be generating its own energy that creates the opportunity for energy independence using the massive amount of real estate to collect energy.



CLEAR TARMACS

SRPs are equipped with heating elements to keep the tarmac snow and ice free. Decreasing costs, preventing slips and falls, helping to prevent winter flight delays and cancellations.

Dynamic LEDs

Embedded LEDs can be instantly changed to give up to date groguidance. Large graphics can be seen from pilots from the air: wind speed/direction, runway info, etc.

Public Health and Safety

Hospitals, ambulance stations, police and fire departments have all reached out. They can benefit from using the ability of the Solar Road Panels to make quick color changes to provide warnings. For instance, even if a driver is listening to loud music on headphones, they will not miss panels turning red as a fire truck is about to leave the station. On a roadway, panels could turn red when any emergency vehicle is needing to pass quickly and safely to help avoid accidents. First responders could turn the road red a quarter mile before the site of an accident to warn drivers to slow down.



Hospitals often have rooftop helipads. In snowy regions, we've talked to hospital staff about how slippery they often are as they are trying to get a critical patient into the hospital. Solar Road Panels would provide the illumination, color coding, and snow and ice mitigation that they need to keep the public safer.

Decentralization and National Security

In a normal power-generating facility, be it coal, wind, solar farm, nuclear, or hydroelectric, the power is generated in one concentrated location. This is centralized power and can be vulnerable. Our current grid can be instantly destroyed by terrorists or natural/human caused disasters.

Solar Road Panels will create a decentralized power source. Imagine a long, Solar Roadway, connecting two cities. If a terrorist were to blow up the center of this road, the panels remaining on both sides of the bomb crater would still be producing energy. Neither city would lose their power.

Power produced will be used at nearby locations, minimizing transmission loss: Parking lots and roads will power businesses, driveways and residential roads power homes, playgrounds power schools, etc.

A decentralized power grid is a source of national security.

Decentralized Power



Solar Roadways can become the first true form of decentralized power: the flow of clean energy will come from every road, parking lot, and driveway across the country.

Produces power close to the end user

SR can become the Smart Grid, welcoming in all forms of renewable energy

Not vulnerable to terrorist attacks

Uses existing right-of-ways rather than wild land, protecting wilderness, flora, and fauna

Cable Corridors lining each road will provide a "home" for cables, protecting them from wind, ice, fire, trees, etc.

MANUFACTURED AROUND THE WORLD WITH A FOCUS ON SUSTAINABILITY

Made in America for America

Since our humble beginning, we have committed to the plan that every Solar Road Panel to be installed in the U.S. will be proudly Made in America. Installations will be only in America at first – we have interest from every state. We are headquartered in Idaho, and our subcontractors in several other states are contributing to the production of the panels. We want to reduce shipping needs, create American jobs, build the American economy, and enhance American manufacturing. We have one large national distributor/installer company now which builds parking lots across the country. We may eventually need a whole network to keep installations rolling.





Made Around the World for the Whole Planet

When we begin to branch out to other countries, our manufacturer has facilities throughout the world. It will make good sense to manufacture panels in the facility closest to where they will be installed. This reduces shipping, which is better for the planet and the customer. We have interest from most countries around the world, and we want every country to have the benefits that Solar Road Panels offer. Imagine the winter safety they will offer to places like Sweden, Canada, and Norway. Imagine what it will do for infrastructure and basic needs in Africa and the tremendous clean energy that will be provided to them. Imagine the big cities of the world from Tokyo to Dubai to Barcelona lit up with dynamic LEDs, which will be offering new safety and traffic management benefits, data collection and more each city making their own choices about how they want to utilize Solar Roadways.



COLLABORATORS

ElringKlinger

ElringKlinger is our manufacturing partner. They are a large international company with facilities in the US, Germany, France, Spain, UK, Turkey, Italy, Hungary, Romania, South Africa, Canada, Mexico, Brazil, China, India,

Hungary, Romania, South Africa, Canada, Mexico, Brazil, China, India, Indonesia, Japan, South Korea, and Thailand. Using their years of lean manufacturing expertise, they are helping Solar Roadways develop the most advantageous manufacturing Standard Operating Procedures (SOP) to create consistently high-quality product, while decreasing manufacturing costs.

They produced the panels for the New Hampshire Army Base. We've contracted with them with the understanding that all Solar Road Panels to be installed in the US will be produced at their US facilities. When we begin overseas installations, they are perfectly positioned to produce panels all over the world closer to installation sites to reduce shipping costs and protect the environment from unnecessary shipping, while maintaining continuity in production.



Gunnar Schaefer, MS Business and Engineering

Regional Head of R&D Americas Shielding Technology

Engineer and Product Manager with practical business experience in the automotive supplier industry. Specialties: R&D development for seat components from early concept phase to start of production Testing requirements Experience in all Engineering related fields: Testing, Design, FEA, FMEA, GD&T, CAD (CATIA and UG) Experience in seat mechanism: Track system, locking system and recliner. Languages: German (native) and English (fluent) and Spanish (basic).



Tom Soard

Prototype Manager

Robust skill set that includes Automotive, Continuous Improvement, Manufacturing, Marketing, Process Improvement and more.

Jordon Construction

Jordan Construction Company has offered construction management services to industrial, commercial, and retail businesses since 2003. They work mainly on large parking lots for large retail establishments, restaurants, hotels and the like in 48 states. Customers include Walmart, Kohl's, Home Depot Grainger, Pilot Gas Stations, Advanced Auto Parts, O'Reilly's, Best Buy, Lowe's, JLL, CBRE, Lifetime Fitness etc. They have been trained in the installation of Solar Road Panels and Solar Roadways contracted them to help with the installation of the New Hampshire Army Base. They are well established to begin offering our product to their customers across the US as we enter full production.



Austin Crull, BA Business Management

Senior Account Manager at Jordan Construction

Austin has been with Jordan Construction since 2019, and has worked in the construction industry for over 20 years. He has been involved with every facet of the industry from crew foreman to overseeing multimillion dollar DOT and commercial building projects, valued up to $110M.

IntelliTect

We've contracted with IntelliTect: a high-end software architecture and development consulting firm based in Spokane, Washington. Intellitect engineers provide architecture consulting, full life-cycle software development, and training to their customers. Through a consultation process, IntelliTect has written the software for customers to use to control their Solar Road Panels.



Grant Erickson, BS Electrical and Electronics Engineering

Chief Executive Officer

Grant provides strategic leadership to help companies navigate complex technological change using technology as a driver for organizational success. Drawing on deep expertise in software architecture, cloud solutions, and AI innovation, he works with businesses in sectors including utilities, financial services, education, manufacturing, healthcare, and government.



Allen Monroe, BS Business Administration

Director – Project Management Services

Allen is a senior IT project manager who guides teams through multi-product integrated releases and deployments in diverse industries.

ADVISORS



Skip Laitner, MS Resource Economics

Former senior economist for technology policy at the US EPA and former director of the American Council for an Energy-Efficient Economy. Skip is



an award-winning internationally recognized energy and resource economist working in consulting, energy research, energy technology and policy assessments. Author of more than 340 publications, journal articles, reports, and book chapters and international speaker. In 2012 Skip founded *Economic and Human Dimensions Research Associates* where his work continues.



Jason Laros MS Program/Project Management, focus in Organizational Change Management, Association of Energy Engineers Certified Energy Manager (CEM)

Sustainability and Energy Consultant for organizations ranging from a food cart to the Department of Defense, Utility DSM Program Manager, City Energy Manager, state, university, tribal, and business.

Jason has 27 years of experience with sustainability projects for customers ranging from home owners, businesses, communities, universities, utility companies, city, state, tribal and federal organizations. Founder and Manager of Resilience Developers.

William Wilson



William Wilson is a retired union electrician and proud member of the International Brotherhood of Electrical Workers (IBEW) Local 103 in Boston. With more than four decades of distinguished service in the electrical industry, he has demonstrated exceptional technical expertise, professionalism, and commitment to excellence.

A United States Marine Corps veteran (he served at home and abroad with Solar Roadways co-founder Scott Brusaw), William brought the discipline, integrity, and leadership skills gained in military service to every aspect of his electrical career.

His work encompassed a diverse range of projects--from small-scale installations to the construction of major Boston skyscrapers-contributing to the city's growth and modernization.

Throughout his career, he was dedicated to mentoring and training dozens of apprentices, ensuring the continuation of high standards within the trade. His legacy reflects a lifetime of craftsmanship, service, and mentorship.

PERKS

MEDIA AND RECOGNITION

High-Profile Validation and Government Backing

We've successfully completed seven government grants and partnered with the U.S. Department of Transportation, the U.S. Army, and the U.S. Air Force. SR tech has passed rigorous engineering tests and won several industry awards.

Massive Community and Investor Support

Solar Roadways has raised over $4.7M from 50,000+ donors/investors and inspired a global fanbase across 165 countries—showing strong public

demand for this visionary technology.

Awards and Honors

We've had many honors along this journey and met some incredible people. Here are some of the highlights from awards, speaking engagements/exhibits, film/tv, print media, and support from prominent people:


ecomagination
glass magazine awards
CHAMPION
INNOVATION NATION
WITH MO ROCCA
COLORADO Department of Transportation
RoadX
The Moonshot Factory
Google


IFLSCIENCE!
WIRED
engadget
Forbes
HUFFPOST
POPULAR SCIENCE
100
INNOVATIONS
Newsweek
The Parking Professional
Entrepreneur
AD
ARCHITECTURAL DIGEST
SCIENTIFIC AMERICAN
technologies
sky
DELTA
GREEN CAR REPORTS
E+T


NATIONAL GEOGRAPHIC
CNN
Discovery
The Weather Channel
FOCUS FORWARD
INNOVATION NATION


Tony Robbins
President Obama SOTU
Nathan Fillion Comic-Con
Mark Ruffalo
Yoko Ono
Julian Lennon
Senator Mike Crapo Endorsement
Susan Sarandon
"A Genius Idea!"
"The roadways of the future will be made of solar panels."
Justin Timberlake
George Takei

Solar Panels that do far more than Generate Energy, they Entertain

We're all familiar with the traditional options for clean energy, from rooftop solar to wind. We added dynamic LEDs to our panels to eliminate the need for painting and to create new options in safety, traffic management and communications. We quickly realized that we had simultaneously created a way for solar to be fun and the world embraced this idea so quickly we were amazed.

Playgrounds, driveways, patios, and pool decks are the star of the show for this option. Any of those options are perfect to double as a sports court with unlimited interchangeable sport court configurations. School and park playgrounds will no longer have to carefully consider which sports/games to offer on their very limited footprint. Now a push of the button can display any configuration, or customers can create their own. All these spaces can become instant entertainment venues.

People tell us that they want to use the LEDs to decorate for every holiday and celebration: Christmas, Valentine's Day, Halloween, birthday parties, displaying sports team colors, announcing the birth of a new baby. There are truly no limits. Dance floor? Ambience for a dinner party? They all happen at the push of a button, and favorites can be saved for continual use. Fun and educational games will be created to allow kids of all ages to play boundless games while getting exercise and fresh air.

After hearing from people all over the world, we believe that the private sector is more willing to invest in clean energy options when they will be getting all these features in one product.





Our Solar Freakin' Roadways video has been viewed more than 22 million times. It's older now but still the most entertaining way to learn about Solar Roadways in less than 7 minutes:



Solar FREAKIN' Roadways!
Copy link
Watch on YouTube

Exclusive Investment Perks

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All Coins Feature This Design on the Back

INVESTOR
WEFUNDER
2026

$1,000	SOLAR ROADWAYS A GREENER & SAFER WORLD FOR US ALL
$5,000	DYNAMIC LINES/SIGNAGE HEATED SURFACES SOLAR ENERGY INTELLIGENT SOLAR ROADWAYS MODULAR INFRASTRUCTURE and all previous level coins
$10,000	INTELLIGENT INFRASTRUCTURE SOLAR ROADWAYS GREENER & SAFER and all previous level coins
$25,000	SCARED OF HITTING MOOSE? SOLAR FREAKIN' ROADWAYS and all previous level coins



Join us on Our Journey to Make the World Greener and Safer

We'd be honored to have you join us as we work to replace our antiquated infrastructure with intelligent infrastructure for all walking and driving surfaces. We decided to raise more this round so that we can move faster. We used the time during the pandemic when everything was shut down – including supply chains – to design our new SR5 model. This is the model

including supply chains – to design our new SR5 model. This is the model that will go into full production as soon as the fine tuning and UL approval is completed.

It's nearly time to be able to start accepting customers and moving into mass manufacturing. With your help, we can bring all the benefits of Solar Roadways to the world. We always say we have the best shareholders in the world – grateful to you all.